SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*
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ADAMS RESOURCES & ENERGY, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

006351 308
(CUSIP Number)

Richard B. Abshire
Adams Resources & Energy, Inc.
17 South Briar Hollow Lane
Houston, Texas 77027
Tel:  (713) 881-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
__________________________________________________________________________________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‟filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (‟Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Schedule 13D

Common Stock CUSIP No. 006351 308
_____________________________________________________________________________________

1.	NAME OF REPORTING PERSON KSA Industries, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
Number of Shares	7.	SOLE VOTING POWER 0
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 0
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,275 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.99% OF Common Stock
14.	TYPE OF REPORTING PERSON CO

Schedule 13D

Common Stock CUSIP No. 006351 308
_____________________________________________________________________________________

1.	NAME OF REPORTING PERSON Barclay Cunningham Adams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 31,324 Common Stock
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 31,324 Common Stock
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,599 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.73% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Common Stock CUSIP No. 006351 308
_____________________________________________________________________________________

1.	NAME OF REPORTING PERSON Kenneth Stanley Adams, IV
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 30,725 Common Stock
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 30,725 Common Stock
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,000 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.71% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Common Stock CUSIP No. 006351 308
_____________________________________________________________________________________

1.	NAME OF REPORTING PERSON Susan Cunningham Lewis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 7,055 Common Stock
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 7,055 Common Stock
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,330 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.15% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Common Stock CUSIP No. 006351 308
_____________________________________________________________________________________

1.	NAME OF REPORTING PERSON Susan Adams Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 3,801 Common Stock
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 3,801 Common Stock
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,648,076 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.08% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

Schedule 13D

Common Stock CUSIP No. 006351 308
_____________________________________________________________________________________

1.	NAME OF REPORTING PERSON Amy Adams Strunk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00 (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares	7.	SOLE VOTING POWER 0
Beneficially Owned by	8.	SHARED VOTING POWER 1,644,275 Common Stock
Each Reporting	9.	SOLE DISPOSITIVE POWER 0
Person With	10.	SHARED DISPOSITIVE POWER 1,644,275 Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,644,275 Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.99% OF Common Stock
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.10 par value (the ‟Common Stock”) of Adams Resources & Energy, Inc., a Delaware corporation (the ‟Issuer”), which has its principal executive offices at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027.

Item 2.  Identity and Background

This statement is being filed jointly by KSA Industries, Inc., a Delaware corporation (‟KSAI”), Susan Adams Smith, Amy Adams Strunk, Susan Cunningham Lewis, Kenneth Stanley Adams, IV and Barclay Cunningham Adams (collectively, with KSAI the ‟Reporting Persons” and each a ‟Reporting Person”).  KSAI is [100%] controlled and owned by Susan Adams Smith, Amy Adams Strunk, Susan Cunningham Lewis, Kenneth Stanley Adams, IV and Barclay Cunningham Adams.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act of 1934, as amended.

The principal business address and principal office address of the Reporting Persons is 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027.

The principal business of KSAI include ownership of the Tennessee Titans of the National Football League, an automobile dealership in Houston, Texas and certain farm and ranch lands in Texas and California among other investments.

The principal occupation of Ms. Smith, Ms. Strunk and Mr. Kenneth Adams, IV is their position as director of KSAI.  The principal occupation of Ms. Lewis and Mr. Barclay Adams is private investments.

During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

KSAI is a Delaware corporation.  Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable

Item 4.  Purpose of Transaction

On November 12, 2013, Susan Adams Smith, Amy Adams Strunk, Susan Cunningham Lewis, Kenneth Stanley Adams, IV and Barclay Cunningham Adams, who are the five common stock shareholders of KSAI (the ‟KSAI shareholders”) met and resolved to redeem all KSAI’s Class C preferred stock previously held by K. S. Adams, Jr., deceased.  Mr. Adams death occurred October 21, 2013 and previously his Class C preferred stock ownership position in KSAI held 100% voting control.  The Issuer’s Common Stock held by KSAI were previously included with and reported with Mr. Adams’ beneficially ownership position in the Issuer.  With the death of Mr. Adams and redemption of the Class C Preferred Shares, 100% voting control of KSAI falls to the five common shareholders.

Item 5.  Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.  The percentage listed in Row 13 for each Reporting Person was calculated based on the 4,217,596 Common Stock reported to be outstanding on November 5, 2013 as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2013.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(d) Not applicable

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Power of Attorney regarding filings under the Act.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2013

KSA INDUSTRIES, INC.

By: /s/ Richard B. Abshire
Richard B. Abshire
Chief Financial Officer

*
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Barclay Cunningham Adams

*
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Kenneth Stanley Adams, IV

*
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Susan Cunningham Lewis

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Susan Adams Smith

*
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Amy Adams Strunk

* By:  /s/ Richard B. Abshire
Richard B. Abshire
Attorney-in-Fact

This Schedule 13D was executed by Richard B. Abshire on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 99.2.